BlackRock Science and Technology Trust II

100 Bellevue Parkway

Wilmington, DE 19809

June 21, 2019

VIA EDGAR

John Grzeskiewicz

Attorney

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Science and Technology Trust II

(File Nos. 333-229897 and 811-23428)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Science and Technology Trust II (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 12:00 pm, Washington, D.C. time, on Tuesday, June 25, 2019, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK SCIENCE AND TECHNOLOGY TRUST II

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary